July 31, 2007

Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549
Attention:  Kevin L. Vaughn, Branch Chief

Re:	Symmetry Medical Inc.

Dear Mr. Vaughn:

We are in receipt of your letter dated July 17, 2007 regarding our Form 10-K for the fiscal year ended December 30, 2006, as filed March 13, 2007, and our Form 10-Q for the quarter ended March 31, 2007.  In response thereto, we respectfully submit the following disclosures which have been keyed to correspond with the comments presented in your letter.

Form 10-K for the fiscal year ended December 30, 2006

Note 2 — Summary of Significant Accounting Policies, page 50

Revenue Recognition, page 53

1.               We note from your disclosures that your revenues are normally recognized upon shipment.  Your revenue recognition policy should be specific to each of your significant products and services.  Please revise future filings to describe each of the products and services from which significant revenues are derived and explain how you recognize revenue in connection with each type of sales transaction.  Additionally, please describe any sales arrangements in which revenue is not recognized upon shipment.

Response: Substantially all of our revenues are generated from the sale of products which primarily include orthopedic implants, surgical instruments and cases.  The terms of these revenues generally provide for recognition of revenue upon shipment of the product from our facility.  In certain circumstances, customer terms require receipt of product prior to the transfer of the risk of ownership.  In such circumstances, revenue is not recognized upon shipment, but rather upon confirmation of delivery. We will clarify future filings for this policy.  We have no circumstances during the periods presented in our Form 10-K for the fiscal year ended December 30, 2006 where revenue was recognized at any time prior to shipment.  Revenues from services were immaterial to all periods presented in our Form 10-K for the fiscal year ended December 30, 2006.

220 West Market Street •Warsaw, IN 46580, USA •T:+1.574.268.2252 •F:+1.574.267.4551
•www.symmetrymedical.com

Note 13 — Segment Reporting, page 66

2.               We note that you have multiple operating segments which you have aggregated into one reportable segment.  To help us better understand you segment reporting under SFAS 131, please address the following:

•                  Explain to us how your operating segments met the aggregation criteria outlined paragraph 17 of SFAS 131.  Describe the similar economic characteristics that each of your operating segments exhibited and address how they met each of the additional five criteria outlined in that paragraph.  In this regard, we note from your MD&A revenue discussion that revenues related to each of your product categories grew/declined at significantly different rates.

•                  Tell us how the Riley Medical and other acquisitions impacted your operating and reportable segment structure.  We note from your MD&A discussion that Riley Medical and Everest Medical impacted your overall gross margins, which may indicate that these businesses are not economically similar to your existing segments.

•                  Additionally we note that your other revenues, which primarily relate to your aerospace business, were 15% of total revenues for the three months ended March 31, 2007.  If your aerospace revenues are more than 10% of combined segment revenues, please revise future filings to separately present the aerospace operating segment, as required by paragraph 18 of SFAS 131.

Response:  Symmetry Medical Inc. (“Company”) was created through a number of acquisitions.  The original company, Othy, located in Warsaw, Indiana began primarily as an orthopedic surgical instrument supplier in 1976.  In 1996,we acquired Poly Vac, located in Manchester, New Hampshire (PVM) which manufactures metal and plastic cases and trays for orthopedic instruments, implants and other medical instruments.  In June 2003, we acquired certain operations of the Mettis Group including Jet Engineering located in Lansing, Michigan, Thornton Precision Components and Thornton Precision Services located in Sheffield, UK, and Ultrexx located in Avilla, Indiana.  These companies manufacture forgings for orthopedic implants, aerospace applications and orthopedic surgical instruments.  In May 2006, we acquired Riley Medical (Riley) which, like PVM, manufactures metal and plastic cases and trays for medical instruments.  In September 2006, we acquired Everest Metal (Everest) which manufactures finished orthopedic implants.

Our chief operating decision maker, CEO Brian Moore, regularly reviews operational and financial results of each of the above operating companies.  Thus, we have concluded each of these companies is an operating segment under SFAS 131.  We believe the Company has one reportable segment that sells an integrated product solution to its customers in the musculoskeletal and general medical field.  This product solution includes developing, manufacturing and selling implants, surgical instruments and cases.  This conclusion is based upon our application of the aggregation criteria of SFAS 131 paragraph 17 to its operating segments.

The nature of the products and services sold by our operating segments are similar as our integrated product solution enables customers to purchase the implant, the surgical instruments required for the insertion of the implant and the cases used to store, transport and arrange the implants and related instruments.  For example, when a customer launches a new hip replacement line, they can source the implant as well as the related surgical instruments and cases to their specifications for the entire product line from our Company.  Alternatively, a customer could source any of those products separately from our Company. The customers for the products and services of our operating segments are similar as we market and sell all of our products to each of our largest customers.  In fiscal 2006, ten customers represented 71% of total net revenues and a majority of the revenues were to six of the largest orthopedic and medical device companies in the world, Biomet, Depuy, Medtronic, Smith & Nephew, Stryker and Zimmer.  Each of these customers purchases products from several of our operating segments.  Our sales force is integrated (i.e., sales personnel are customer-aligned and sell all of our products to that customer, no matter which operating segment produces the product). Distribution methods for our products are all direct shipment from one of our operating segments, which are production facilities for all products.  Finally, each of these product lines are linked to the delivery of the medical implant.  As such, the products are subject to varying degrees of regulation by the FDA and are ultimately utilized in a hospital or similar health care setting.  These factors result in the operating segments sharing similar economic characteristics as historical gross margins have been comparable between all of our operating segments and future margins are expected to remain comparable.

The impact of Riley and Everest disclosed in our MD&A on our gross margin dollars was primarily driven by the inclusion of their revenue volumes in our 2006 results from the date of their respective acquisitions as compared to 2005 as the product margin percentages generated by these newly acquired businesses were materially comparable to those of our other operating segments.  Given these factors, we have concluded that the Company has one reportable segment in accordance with SFAS 131.

We acknowledge your comment related to the significance of our aerospace operating segment in the three months ended March 31, 2007.  We currently do not anticipate revenues from this operating segment exceeding 10% of combined segment revenues for fiscal year 2007.  However, we will review the significance of this operating segment during the preparation of our annual financial statements for fiscal year 2007 and, if this segment exceeds 10% of combined segment revenues, will separately present this segment as required by SFAS 131.

3.               We note your disclosure of long-lived assets by geographic area.  This disclosure should present tangible assets only and should not include intangibles or goodwill.  See question 22 in the FASB Staff Implementation Guide to Statement 131.  Revise future filings as necessary.

Response:  We will revise future filings to present only tangible assets in our long-lived assets by geographic area disclosure.

Exhibits 31.1 and 31.2

4.               We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a—14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:  We will revise future filings to present only the individual’s name.

Item 4.   Controls and Procedures

5.               We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures were “adequate and designed to ensure that material information relating to the Corporation and its consolidated subsidiaries would be made known to them by others within those entities”.  It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise future filings to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.  In addition, please note that the definition of disclosure controls and procedures in included in Rule 13a-15(e) of the Exchange Act.  However, if you wish to include the definition following your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act.

Response:  We will revise future filings to change the word “adequate” to “effective”.  While the previous wording was meant to convey the effectiveness of the controls, we agree that the wording change will more clearly reflect the intention of Exchange Act Rule 13a-15(e).

We appreciate your assistance with our disclosure requirements and hope that the information provided above is responsive to your comments and adequately addresses your concerns.  In providing these responses, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in our public filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you need further explanations or have follow up questions, please feel free to contact us by mail (220 W. Market St., Warsaw, IN  46580) or by fax (574.267.4551).

Yours very truly,

Symmetry Medical Inc.

By	/s/ BRIAN S. MOORE
Brian S. Moore
Chief Executive Officer